# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Quince Therapeutics, Inc., CIK 0001662774
CUSIP: 22053A107
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 611 Gateway Boulevard, Suite 273, South San Francisco, California (CA), 94080
Date of event which requires filing of this statement: 10/18/2024
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001140361-23-057682
Filed by CIK 0001559515

## Reporting persons
- Genextra S.p.A.: type of reporting person: other (OO); citizenship or place of organization: Italy (L6); sole voting power 0; shared voting power 2,806,611; sole dispositive power 2,806,611; shared dispositive power 0; aggregate amount beneficially owned 2,806,611 (6.49% of the class)
  Comment: Voting decisions on behalf of Genextra S.p.A. may be made by its Chief Executive Officer, Mr. Francesco Micheli, or by its attorney in fact (procuratore speciale), Mr. Matteo Bruno Renzulli, on an individual basis. Decisions related to any dispositions on behalf of Genextra S.p.A. would be approved by its board of directors.
- Francesco Micheli: type of reporting person: individual (IN); citizenship or place of organization: Italy (L6); sole voting power 0; shared voting power 2,806,611; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 2,806,611 (6.49% of the class)
  Comment: Voting decisions on behalf of Genextra S.p.A. may be made by its Chief Executive Officer, Mr. Francesco Micheli, or by its attorney in fact (procuratore speciale), Mr. Matteo Bruno Renzulli, on an individual basis.
- Matteo Bruno Renzulli: type of reporting person: individual (IN); citizenship or place of organization: Italy (L6); sole voting power 0; shared voting power 2,806,611; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 2,806,611 (6.49% of the class)
  Comment: Voting decisions on behalf of Genextra S.p.A. may be made by its Chief Executive Officer, Mr. Francesco Micheli, or by its attorney in fact (procuratore speciale), Mr. Matteo Bruno Renzulli, on an individual basis.

## Item 1. Issuer
Name of issuer: Quince Therapeutics, Inc.
Address of issuer's principal executive offices: 611 Gateway Boulevard, Suite 273, South San Francisco, California, 94080

## Item 2. Person Filing
Name of person filing:
This Schedule 13G is filed jointly by each of the following persons (collectively, the "Reporting Persons") pursuant to a joint filing agreement:
(1) Genextra S.p.A.
(2) Francesco Micheli
(3) Matteo Bruno Renzulli
Address of principal business office or, if none, residence:
Via Giovanni De Grassi, 11
20123 Milano
Italy
Citizenship: Genextra S.p.A. is formed under Italian law. Francesco Micheli is an Italian citizen. Matteo Bruno Renzulli is an Italian citizen.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Genextra beneficially owns 2,806,611 Shares.

Mr. Micheli beneficially owns the 2,806,611 shares of Common Stock owned by Genextra. Mr. Micheli is the Chief Executive Officer and Chairman of the board of Genextra and, in such capacity, Mr. Micheli may exercise voting control over the shares of Common Stock owned by Genextra. Mr. Micheli disclaims beneficial ownership with respect to any such shares, except to the extent of his pecuniary interest therein, if any.

Mr. Renzulli beneficially owns the 2,806,611 shares of Common Stock owned by Genextra. Mr. Renzulli was appointed attorney in fact (procuratore speciale) of Genextra on June 15, 2022 and, in such capacity, Mr. Renzulli may exercise voting control over the shares of Common Stock owned by Genextra. Mr. Renzulli disclaims beneficial ownership with respect to any such shares, except to the extent of his pecuniary interest therein, if any.
Percent of class:
6.49%

For purposes of determining the percentage of shares beneficially owned by the Reporting Persons, the numerator is comprised of all of the Reporting Persons' beneficially owned shares, and the denominator is comprised of all of the Company's 43,276,606 shares of common stock outstanding as of September 30, 2024, as disclosed by the issuer in the Quarterly Report on Form 10-Q as filed by the issuer with the Securities and Exchange Commission on November 13, 2024.
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote:
2,806,611

Voting decisions on behalf of Genextra S.p.A. may be made by its Chief Executive Officer, Mr. Francesco Micheli, or by its attorney in fact (procuratore speciale), Mr. Matteo Bruno Renzulli, on an individual basis.
Sole power to dispose or to direct the disposition:
2,806,611

Decisions related to any dispositions on behalf of Genextra S.p.A. would be approved by its board of directors.
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Genextra S.p.A.: /s/ FRANCESCO MICHELI, Francesco Micheli / Chairman and Chief Executive Officer (02/14/2025)
- Francesco Micheli: /s/ FRANCESCO MICHELI, Francesco Micheli (02/14/2025)
- Matteo Bruno Renzulli: /s/ MATTEO BRUNO RENZULLI, Matteo Bruno Renzulli (02/14/2025)
Comment: JOINT FILING AGREEMENT

This Joint Filing Agreement, dated as of February 14, 2025, is by and among Genextra S.p.A., Francesco Micheli and Matteo Bruno Renzulli (collectively, the "Filers"). Each of the Filers may be required to file with the United States Securities and Exchange Commission a statement on Schedule 13D and/or 13G with respect to shares of Common Stock, par value $0.001 per share, of Quince Therapeutics, Inc. beneficially owned by them from time to time.

Pursuant to and in accordance with Rule 13d--1(k) promulgated under the Securities Exchange Act of 1934, as amended, the Filers hereby agree to file a single statement on Schedule 13D and/or 13G (and any amendments thereto) on behalf of each of the Filers, and hereby further agree to file this Joint Filing Agreement as an exhibit to such statement, as required by such rule.

Each of the Filers agrees to be responsible for the timely filing of the Schedule 13G, and for the completeness and accuracy of the information concerning itself contained therein. This Joint Filing Agreement may be terminated by any of the Filers upon written notice.

This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned have executed this Agreement as of the 14th day of February, 2025.

GENEXTRA S.P.A

By: /s/ FRANCESCO MICHELI
__________________________
Francesco Micheli
Chairman and Chief Executive Officer

/s/ FRANCESCO MICHELI
__________________________
Francesco Micheli

/s/ MATTEO BRUNO RENZULLI
__________________________
Matteo Bruno Renzulli